UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at October 3, 2007

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 3, 2007

Print the name and title of the signing officer under his signature.

1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO Q4 COPPER PROUDCTION INCREASES 33% OVER Q3 TO 16.8 M POUNDS

October 3, 2007 - Taseko Mines Limited ("Taseko" or the "Company") (TSX: TKO; AMEX:TGB) is pleased to provide the following update on quarterly production results for the fiscal year ending September 30, 2007.

                                       METAL PRODUCTION FROM THE GIBRALTAR MINE IN FISCAL 2007 (millions pounds)

	Q1	Q2	Q3	Q4
Copper in Concentrate	10.6	11.2	11.8	15.8
Cathode	0	0.6	0.8	1.0
Total Copper	10.6	11.8	12.6	16.8

Molybdenum in Concentrate	0.12	0.16	0.15	0.15

During the fourth fiscal quarter (Q4), the Gibraltar Mine produced 16.8 million pounds of copper - 15.8 million pounds in concentrate plus 1 million pounds of cathode copper. This represents a 58% increase of primary metal production over the first quarter of 2007, and is equivalent to an annualized production rate of 67.2 million pounds of copper. Copper production for the year is 51.8 million pounds and molybdenum production is 0.58 million pounds.

Russell E. Hallbauer, President and CEO of Taseko stated:

"A combination of operational improvements, new technologies being incorporated in the concentrator to complement the new SAG Mill which is on schedule for December commissioning, and higher copper grades in the Pollyanna pit have resulted in increases to copper production each quarter. Quarter-on-quarter production from the SX-EW plant is also increasing as operational staff becomes more comfortable with the plant performance parameters. Key productivity indicators such as crushing rates, mill throughput, mill operating time and copper recoveries, which are the foundation of an efficient concentrator operation, are continuing to improve and will directly contribute to a declining unit cost profile as the mine moves to higher production levels."

"With the Company's un-hedged copper production position and high metal prices expected to persist into the foreseeable future, Taseko will continue to provide superior returns to our shareholders."

The Q4 results presented are based on quarter end surveys of copper and molybdenum but the reconciliations have not, as yet, been audited. Audited results will be reported with the Company's year end financial results in December 2007.

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, lack of continuity of mineralization, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.